Exhibit 99.1

JOINT FILING AGREEMENT

AGREEMENT dated as of September 24, 2021 by and between ARC Global Investments II LLC, a Delaware limited liability company, and Patrick Orlando (together, the “Parties”).

Each Party hereto represents to the other Party that it is eligible to use Schedule 13D to report its beneficial ownership of Class A common stock, $0.0001 par value per share, of Digital World Acquisition Corp. Each Party hereto agrees that the Schedule 13D, dated September 24, 2021, relating to such beneficial ownership, is filed on behalf of each of them.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Party to the extent it knows or has reason to believe that any information about the other Party is inaccurate.

Date: September 24, 2021	ARC GLOBAL INVESTMENTS II LLC

	By:	/s/ Patrick Orlando
Name: Patrick Orlando
Title: Managing Member

Date: September 24, 2021	/s/ Patrick Orlando
Patrick Orlando